Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: LVB Acquisition, Inc.

Commission File No. 000-54505

Combination Creates Leading Innovator in the Musculoskeletal Industry

April 24, 2014

Zimmer Employee Town Hall Meeting

Creates leading musculoskeletal innovator to shape solutions for the evolving healthcare market

Biomet business overview

One of the most respected musculoskeletal health companies in the world

Knees and Hips; Sports Medicine, Extremities & Trauma; Spine, Bone Healing and Microfixation; Dental; Cement, Biologics & Other

Global sales reach with sales in 90 countries

Known for excellence in product engineering & innovation and customer responsiveness

Generated $3.2 billion in revenues and $1.1 billion in Adjusted EBITDA for the last twelve month period ending 2/28/14

Delivered 37 consecutive quarters of revenue growth ~9,000 employees worldwide, including ~3,000 sales representatives

Strategic Benefits of the Combination

Combination will strengthen the Company’s competitiveness in the $45 billion musculoskeletal industry

Expects to deliver a more comprehensive and scalable portfolio of solutions with enhanced cross-selling opportunities

Enhances musculoskeletal diversification with strong scalable platforms in faster growing Sports Medicine, Extremities and Trauma categories

Increased scale will provide significant operating efficiencies that are expected to benefit all constituents and address current market demands

Market growth prospects coupled with strong cash flow enhance the Company’s future financial flexibility and allow for debt repayment to bolster investment-grade profile

Experienced management team with track record of successful execution and integration

Zimmer and Biomet will remain separate companies and it will be business as usual until the transaction closes

Exciting Opportunities for Employees

We expect that there will be additional opportunities for employees as part of a larger, more diversified global organization

Greater sales and distribution capabilities: We believe that the combined company will have an industry-leading global sales and service organization

Our expertise in device manufacturing is vital to our success: we will preserve a long-term commitment to our combined skilled labor force, which is critical to the production of our platforms and systems

Employee compensation, benefits and plans will be unchanged until transaction closes

We will continue to operate out of Warsaw and we will maintain regional offices and facilities around the world

This transaction is in large part about growth

What Happens Next?

In the coming weeks, we will be forming teams to assist with the planning of our integration

It is our objective to draw upon the best talent from both companies to lead the way in our continued innovation

We fully expect a seamless transition following the closing of the transaction

Transaction is expected to close in the first quarter of 2015, subject to regulatory approvals and customary closing conditions

Until then, Zimmer and Biomet will remain separate companies and it is business as usual

We will make every effort to keep you informed as things develop and progress

Questions? Email them to ComingTogether@zimmer.com

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Zimmer’s or Biomet’s debt) on a timely basis and on reasonable terms; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional information and where to find it

Zimmer will file with the SEC a registration statement on Form S-4, in which a consent solicitation statement will be included as a prospectus, and other documents in connection with the proposed acquisition of LVB. The consent solicitation statement/prospectus will be sent to the stockholders of LVB. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE MERGER WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents which will be filed by Zimmer with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Combination Creates Leading Musculoskeletal Innovator

April 24, 2014

Zimmer Employee Town Hall Meeting